UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-24611

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CFS Bancorp, Inc.
707 Ridge Road
Munster, Indiana 46371

Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

Plan Administrator
Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust
Munster, Indiana

We have audited the accompanying statements of net assets available for benefits of Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2005, was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/ s / BKD, LLP

Merrillville, Indiana
May 19, 2006

Federal Employer Identification Number: 44-0160260

Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value:
CFS Bancorp, Inc. common stock	$2,914,369	$3,045,361
Collective investment funds	8,311,799	7,818,539
Short-term investment fund	118,358	171,350
Participant loans	289,281	272,433

Total investments	11,633,807	11,307,683

Receivables
Employee contributions receivable	31,218	—
Dividends	24,456	23,475
Amount receivable for securities sold	60,962	7,071
Total receivables	116,636	30,546

Total assets	11,750,443	11,338,229

Liabilities
Amount payable for securities purchased	61,712	11,530
Excess contribution refundable	17,527	—

Total liabilities	79,239	11,530

Net Assets Available for Benefits	$11,671,204	$11,326,699

See Notes to Financial Statements

Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2005 and 2004

	2005	2004
Investment income
Net appreciation in fair value of investments	$549,115	$560,814
Interest and dividend income	118,064	126,796

Net investment income	667,179	687,610

Contributions
Employee	853,224	762,866
Employer	—	232,967
Rollovers	4,390	7,841
	857,614	1,003,674
Total additions	1,524,793	1,691,284

Deductions
Benefits paid to participants	1,110,227	534,949
Administrative expenses	70,061	61,444
Total deductions	1,180,288	596,393

Net Increase	344,505	1,094,891

Net Assets Available for Benefits, Beginning of Year	11,326,699	10,231,808

Net Assets Available for Benefits, End of Year	$11,671,204	$11,326,699

See Notes to Financial Statements

Citizens Financial Services, FSB Employees’
Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

Note 1:	Description of Plan

The following description of Citizens Financial Services, FSB Employees' Savings & Profit Sharing Plan and Trust (Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan, adopted by Citizens Financial Services, FSB (Bank) on April 30, 1998, and effective on May 1, 1998, is a single employer defined-contribution plan. Effective March 1, 2000, the Suburban Federal Savings 401(k) Plan was merged into the Plan. Eligible participants of Suburban Federal Savings, FSB became participants in the Plan and were granted credit for certain prior service under the terms of the Plan for purposes of eligibility and vesting. The Plan allows all employees of the Bank and its subsidiaries to participate after meeting certain age and service requirements. To be eligible to participate in the Plan, an employee must have attained the age of 21 and completed 250 hours of service during a three consecutive month period.

Prior to January 1, 2005, an employer match began after completing 1,000 hours of service during a 12 consecutive month period. The employee still must have attained the age of 21 to be eligible to participate.

Effective January 1, 2005, the Bank amended the employer matching contributions and the available investment directions of the Plan. The Bank no longer makes an employer matching contribution to the Plan. Instead, the Bank makes an annual allocation for eligible employees up to the first 6% of each participant’s compensation through the CFS Bancorp, Inc.’s Employee Stock Ownership Plan. The Bank also amended the Plan to exclude CFS Bancorp, Inc. common stock fund as an investment choice. Participating employees will no longer be able to make contributions to or transfers into the CFS Bancorp, Inc.’s common stock fund. Dividends paid by the common stock fund increase participant balances. Current investments held in the CFS Bancorp, Inc.’s common stock fund do not have to be transferred.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify as a salary reduction plan under Section 401(k) of the Internal Revenue Code, as amended by the Tax Reform Act of 1986 (Code). The Bank of New York serves as Plan trustee.

Contributions

The Bank contributes and allocates to each participant’s account the amount withheld from each participant’s compensation (employee contributions) pursuant to his or her elective deferral agreement within a range of 1% to 12% as specified by the Plan. The Bank matched 50% of each participant’s contributions to the Plan up to the first 6% of each participant’s compensation during 2004. During 2005, this match was contributed through the CFS Bancorp, Inc.’s Employee Stock

Citizens Financial Services, FSB Employees’
Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

Ownership Plan. The Bank may make discretionary contributions to the Plan. Upon enrollment, participants may direct their contributions, and related matching contributions, in any of the Plan’s investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution (through December 2004), and an allocation of Plan earnings and is charged with an allocation of administrative expenses. Plan earnings from each investment fund option are allocated to participants based on their proportionate share of total assets in that investment fund option.

Vesting

Participants immediately vest in both their employee contributions and the Bank’s matching contributions and discretionary contributions, and any related earnings thereon.

Payment of Benefits

Payment of benefits to a participant who terminates employment or becomes disabled may be made in a lump sum, in annual installments over a specified period, or rolled into another qualified plan. A participant also may elect to defer distribution of his or her account until attaining age 70½.

Payment of benefits to the beneficiary of a deceased participant may also be made in the form of a lump-sum payment, annual installments over a specified period, or rolled into another qualified plan.

Participant Loans

Under the Plan, participants may borrow up to one-half of their account balance in any amount between $1,000 and $50,000. The rate of interest for the term of the loan will be established as of the loan date and shall be a reasonable rate of interest generally comparable to the rates of interest then in effect at a major banking institution. The repayment period is between 1 and 15 years for loans used exclusively for the purchase of a primary residence or 1 and 5 years for all other loans, at the participant’s option. Repayments are made through payroll deductions. When a loan is made, the amount borrowed is transferred from the participant’s deposit account to the participant’s loan account. An origination fee of $50.00, plus an annual administrative fee of $40.00 is deducted from the participant’s account at the time the loan is originated. Subsequent annual administrative fees will be deducted from the participant’s account each year on or about the anniversary of the loan origination. Loan repayments, including interest, are immediately invested in the participant’s deposit account.

Citizens Financial Services, FSB Employees’
Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

Note 2:	Summary of Significant Accounting Policies

Valuation of Investments and Income Recognition

The Plan’s investments are primarily stated at fair value. Collective investment funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s investment in the Pentegra Stable Value Fund is essentially carried at contract value. The common stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Plan Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 2, 2003, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to the IRS determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Payment of Benefits

Benefits are recorded when paid.

Note 3:	Investments

In conjunction with the Bank’s conversion from a mutual to a stock form of ownership, the participants in the Plan utilized existing funds to purchase common stock of CFS Bancorp, Inc., the Bank’s Holding Company (Company). At the date of conversion, the Plan purchased 307,232 shares of stock at $10.00 per share for participants indicating a desire to purchase stock in the Company. Through December 2004, additional employee and Bank contributions and cash dividends were utilized to purchase additional shares on a regular basis.

Citizens Financial Services, FSB Employees’
Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

At December 31, 2005 and 2004, the Plan was the beneficial owner of 203,802 shares and 213,410 shares of Company common stock, respectively. The fair value of this stock at December 31, 2005 and 2004 was $14.30 per share and $14.27 per share, respectively.

During 2005 and 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2005	2004
Appreciation (Depreciation) at Fair Value as Determined by Quoted Market Price
CFS Bancorp, Inc. common stock	$3,893	$(147,972)
Collective investment funds	545,222	708,786
	$549,115	$560,814
The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	2005	2004
Investments at Fair Value as Determined by Quoted Market Price
CFS Bancorp, Inc. common stock	$2,914,369	$3,045,361
Pentegra S & P 500 Stock Fund	2,070,514	2,062,356
Pentegra S & P Midcap Stock Fund	1,780,963	1,592,347
Pentegra Stable Value Fund (contract value)	1,308,324	1,271,516

Information on the Plan’s investment in the Pentegra Stable Value Fund, which invests in a fully benefit-responsive guaranteed investment contract carried at contract value, is as follows:

	2005	2004
Average yield	4.6%	4.2%
Crediting interest at December 31	4.6%	4.2%
Approximate fair value	$1,344,800	$1,287,000

Citizens Financial Services, FSB Employees’
Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2005 and 2004

Note 4:	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contribution at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 5:	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by The Bank of New York, which is the trustee of the Plan. Fees paid by the Plan for investment management services amounted to $70,061 and $61,444 for the years ended December 31, 2005 and 2004, respectively.

The Plan incurs expenses related to general administration and record keeping. The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Note 6: Differences between Financial Statements and Form 5500 Information

The following is a reconciliation of net assets available for benefits per the financial statements to the Annual Return/Report of Employee Benefit Plan (Form 5500) at December 31, 2005:

Net assets available for benefits per the financial statements	$11,671,204
Plus: Excess contributions refundable	17,527
Less: Employee contributions receivable	(31,218)
Less: Dividends receivable	(24,456)

Net assets available for benefits per Form 5500	$11,633,057

Supplemental Schedule

Citizens Financial Services, FSB Employees’ Savings & Profit Sharing Plan and Trust Plan Number 002 EIN 35-0227439
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2005
(a) (b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
Employer Common Stock
*CFS Bancorp, Inc.	203,802 shares	$2,914,369
Collective Investment Funds
*Pentegra S&P 500 Stock Fund	8,921 Units	2,070,514
*Pentegra S&P Midcap Stock Fund	69,787 Units	1,780,963
*Pentegra Stable Value Fund	129,884 Units	1,308,324
*Pentegra Russell 2000 Stock Fund	26,832 Units	581,781
*Pentegra Moderate Strategic Balanced Fund (formerly Pentegra Growth & Income Asset Allocation Fund)	43,162 Units	528,609
*Pentegra Passive Long TSY Fund (formerly Pentegra Government Bond Fund)	44,275 Units	460,501
*Pentegra Aggressive Strategic Balanced Fund (formerly Pentegra Growth Asset Allocation Fund)	37,401Units	401,497
*Pentegra EAFE Index Fund (formerly Pentegra International Stock Fund)	19,295 Units	323,665
*Pentegra 500 Growth Stock Fund	27,683 Units	283,450
*Pentegra 500 Value Stock Fund	27,427 Units	282,002
*Pentegra Money Market Fund	152,004 Units	152,004
*Pentegra Conservative Strategic Balanced Fund (formerly Pentegra Income Plus Asset Allocation Fund)	10,116 Units	138,489
		11,226,168
Short Term Investment Fund
*Collective Short Term Investment Fund	118,358 Units	118,358

*Participant loans	5.0% to 9.5%	289,281
		$11,633,807
*Party in interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administration for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                CITIZENS FINANCIAL SERVICES,
                FSB EMPLOYEES' SAVINGS &
                PROFIT SHARING PLAN AND TRUST

June 26, 2006                                     By: /s/ Thomas F. Prisby
                   Thomas F. Prisby
                   Plan Administrator

INDEX TO EXHIBITS

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm